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                                                 UNITED STATES                                               OMB APPROVAL
                                      SECURITIES AND EXCHANGE COMMISSION                             OMB Number:    3235-0058
                                            Washington, D.C.  20549                                  Expires:   June 30, 1991
                                                                                                     Average estimated burden
                                                                                                     hours per response ..... 2.50

                                                   FORM 12b-25                                                SEC FILE NUMBER

                                          NOTIFICATION OF LATE FILING

(Check One):     / / Form 10-K     / / Form 20-F   / / Form 11-K     /X/ Form 10-Q     / / Form N-SAR           CUSIP NUMBER

                For Period Ended:  September 30, 1996
                [  ]  Transition Report on Form 10-K
                [  ]  Transition Report on Form 20-F
                [  ]  Transition Report on Form 11-K
                [  ]  Transition Report on Form 10-Q
                [  ]  Transition Report on Form N-SAR
                For the Transition Period Ended: __________________________________________________________________

                          Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

___________________________________________________________________________________________________________________________________

PART I -  REGISTRANT INFORMATION
___________________________________________________________________________________________________________________________________

Full Name of Registrant

                                               Wavemat, Inc.
___________________________________________________________________________________________________________________________________

Former Name if Applicable

                                               44191 Plymouth Oaks, Suite 100
___________________________________________________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

                                               Plymouth, MI  48170
___________________________________________________________________________________________________________________________________

City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


                (a)     The reasons described in reasonable detail in Part III
                        of this form could not be eliminated without
                        unreasonable effort or expense;
       |
       |        (b)     The subject annual report, semi-annual report,
       |                transition report on Form 10-K, Form 20-F, 11-K, Form
       |                N-SAR, or portion thereof, will be filed on or before
  /X/  |                the fifteenth calendar day following the prescribed due
       |                date; or the subject quarterly report of transition
       |                report on Form 10-Q, or portion thereof will be filed
       |                on or before the fifth calendar day following the
                        prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE


State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)
        Wavemat Inc. is unable to complete and verify the information required to be contained in its Form 10-qsb for the quarter ended September 30, 1996 by November 14, 1996.


                                                 (ATTACH EXTRA SHEETS IF NEEDED)

SEC 1344 (5/89)
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Sharon K. Zitnik                 (313)         454-0020
     -----------------------------------  ------------  ------------------------
                  (Name)                  (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     15(d) of the Securities Exchange Act of 1934 or Section 30 of
     the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is
     no, identify report(s).                                      /X/ Yes / / No

     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?        / / Yes /X/ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


--------------------------------------------------------------------------------

                Wavemat Inc.
        ---------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   November 14, 1996         By Sharon K. Zitnik
    ---------------------------     --------------------------------------------
                                    Sharon K. Zitnik, Vice-President, Treasurer,
                                    Secretary & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.